Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

ABN AMRO and Barclays Proposed Merger - Message from Frits Seegers

Dear Colleague

I hope by now you have all seen the details of our proposed merger with ABN AMRO. For our customers, our shareholders and for you, this would be a merger with enormous opportunities to generate value.

If successful, the merger of Barclays and ABN AMRO would not only accelerate our strategy and catapult Barclays into the top 5 banks, but would position us as a leading force in global retail and commercial banking. The combined business has greater capacity to deliver value short term, than either business by itself.

What does this mean for GRCB?

With a presence in 64 countries, we would be a major force. For everybody in GRCB this deal would create significant opportunities and the fit is highly complementary, including:

•	World class products – distributed through a much bigger network, from 27m customers to 47m

•	Leading positions in the UK, Netherlands, Italy and Iberia

•

Significant exposure to high growth markets eg Brazil, India, Taiwan and Indonesia as well as South Africa, in addition to a strong presence in emerging markets including Pakistan and Saudi Arabia and in cards in the United Arab Emirates

•	World class capability in cards, global payments and cash management – including a top five card issuer outside the US

•	Positioned to harness trade flows in an increasingly global business environment eg between China and South Africa, Brazil and Iberia

In short, the combination of ABN AMRO and Barclays would bring together two highly complementary geographical footprints, including new high-growth emerging markets such as Brazil and China and ABN AMRO’s fast growing Asian businesses. These clearly complement Barclays’ strong presence in the emerging markets including Egypt and Sub Saharan Africa.

As you may know, ABN AMRO has great strength in transactional banking and a world-leading global trading platform, which we will be able to harness to serve our commercial banking customers in more markets. Cost synergies are expected to result from the consolidation of the retail and commercial banking activities into a universal banking model.

Approximately 90% of the combined group’s branches would be in seven key markets. In Europe, the combined group would have leading franchises in the UK and the Netherlands and attractive positions in the Italian, Spanish and Portuguese markets.

The size and scale of the opportunities that these markets would offer, means that I would be joined on the Group Executive Committee by two further GRCB colleagues, from ABN AMRO, who would report to me:

•	Piero Overmars, CEO of Continental Europe and Asia

•	Ron Teerlink as Chief Operating Officer

Next steps

Please be assured that I will make more information available as soon as I can and will keep you updated via the GRCB homepage and the site set up specifically for Barclays ABN information – “Group Intranet Barclays/ABN AMRO Information Site” – accessed from the home page of the Group Intranet (or via banners on UK intranets).

In terms of timescales, there is still a long way to go, but the proposed merger is expected to be completed by the year end.

In the meantime, we must continue to earn, invest and grow the business – we have a great deal to do. We must all focus on business as usual and ensure that we continue to deliver business excellence for both our customers and our shareholders in order to meet and, where possible, exceed our targets.

Finally, I would like to say a huge thank you to everyone who has contributed to this first stage of the deal. A massive amount of work and some very long hours have already been devoted to this, and we have a lot more to do in order to close the deal and start the integration of the two organisations.

I look forward to our next steps together and, with your support, to building the best retail and commercial bank in the world.

Thank you

Frits

Frits Seegers

Chief Executive, Global Retail and Commercial Banking

25 April 2007

Future SEC Filings and this Filing: Important Information

In connection with the proposed business combination transaction between Barclays PLC (“Barclays”) and ABN AMRO Holding N.V. (“ABN AMRO”), Barclays expects it will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available. YOU ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. ABN AMRO and Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made by or on behalf of ABN AMRO and Barclays speak only as of the date they are made. ABN AMRO and Barclays do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.